April 3, 2017

QTA:TSXVENTURE
QTRRF:OTCQB

NR–04–17

QUATERRA ANNOUNCES 2016 YEAR-END FINANCIAL RESULTS

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra”) has announced its financial results for the year ending December 31, 2016.

The financial statements and MD&A are available at www.quaterra.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. The financial statements have been prepared in accordance with International Financial Reporting Standards. This news release should be read in conjunction with those documents. All dollar amounts herein are in U.S. dollars unless otherwise specified.

2016 Highlights

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From June 2014 to December 2016, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) provided $12.15 million in funds to Quaterra subsidiary Singatse Peak Services LLC (“SPS”) with SPS receiving $5.075 million during 2016. These funds were made available in terms of an option agreement whereby Freeport Nevada can acquire an initial 55% interest in SPS by spending $40.75 million in three stages starting in June 2014. SPS used the funds for exploration of the Company’s 51-square-mile property in the historic Yerington Copper District of Nevada, including drilling, geophysical surveys, geologic mapping as well as land, water and minerals rights maintenance, compliance with environmental law and general administrative expenditures.

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In 2016, SPS completed an exploration-drilling program at the Bear deposit, a large porphyry copper system on the Company’s Yerington property, which it commenced in August 2015. The program was funded with options payments by Freeport Nevada.

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The Bear program totaled 20,274.5 feet of drilling in six holes. Results from twin Hole B-048 supported historic assays from Hole 23B drilled in 1966 by the Anaconda Mining Company. Drilling results from holes B-049 to B-052 were successful in extending the Bear mineralization an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast, with the average mineralized intercept in these four step-out holes averaging approximately 1,000 feet in thickness. The Bear deposit remains open in three directions and currently covers more than two square miles. (For details of drill results please visit the company website at www.quaterra.com).

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On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project for up to two additional years in return for Freeport Nevada making option payments totaling $5.75 million.

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During the two-year extension, SPS may propose special exploration programs, including work plans and budgets, to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs can be funded by Freeport Nevada, at its discretion, through accelerated option payments. Freeport Nevada has the right to terminate the agreement at any time with 60 days’ notice.

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On July 14, 2016, Quaterra announced the sale of its remaining 35% participating interest in the Herbert Glacier project, Alaska, to its joint venture partner Grande Portage Resources Ltd. (“Grande Portage”). On closing, Grande Portage issued to Quaterra 1,182,331 shares, among others. (Details of the transaction can be found in the 2016 MD&A and on the Company website.)

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Also on July 14, 2016, Quaterra reported that the previously announced sale of its 50% interest in the Nieves project, Mexico, has been concluded with payment of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures, I LLC (“Blackberry”). Quaterra no longer holds any interest in assets in Mexico.

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On October 4, 2016, Quaterra received a final payment of $500,000 from Freeport-McMoRan Mineral Properties LLC (“FMMP”) in terms of a 2014 agreement whereby FMMP acquired the remaining interests in three of the Company’s non-core copper and molybdenum properties for $5.0 million.

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Following the conclusion of the Bear drilling program, SPS began identifying and prioritizing targets for the next phase of exploration and drilling at Yerington. This work included assessing data from the 2015-16 drill program and geophysical surveys and geologic mapping to locate potential open-pitable targets and possible areas of higher-grade mineralization on the Company’s 51-square mile land package.

•	In late 2016, SPS compiled work plans and budgets for a drill program at Yerington that it presented to Freeport Nevada for assessment and consideration.

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On January 19, 2017, Quaterra announced a 2017 drill program that would test targets throughout the Company’s Yerington land package. Freeport Nevada agreed to make accelerated option payments of up to $1.5 million that SPS intends to use to fund the program.

•	On March 29, 2017, Quaterra announced that the 2017 drill program had commenced.

Strategy

In the severe downturn of the past five years, Quaterra has continued to execute its mission of discovery by selling non-core assets to build cash reserves, and by negotiating an option agreement with Freeport Nevada to fund work at Yerington. The sale of Herbert Glacier, Nieves and three other copper and molybdenum properties represent the conclusion of Quaterra’s strategy to dispose of non-core assets. This effort was largely driven by a need to build sufficient cash reserves to run its business.

Over the past two years, Quaterra’s subsidiary SPS has been able to conduct a 20,275-foot six-hole exploration drilling campaign, geophysical surveys, desktop studies and groundwork at Yerington without immediate dilution to Quaterra shareholders or in the project. SPS’s efforts at Yerington are ongoing. It has recently identified compelling targets for the next phase of drilling and in March 2017 commenced a new drill campaign to test these targets. Quaterra believes that a significant discovery could be a catalyst for the development of Yerington into a long-life, district-scale mining complex. SPS continues to initiate and self-fund desktop studies to assess the over-all development prospects at Yerington, and surface work including geologic mapping and geophysical surveys to better understand the property’s potential and to assist in future drill site selection.

2017 drill program

The 2017 drill program will test targets throughout the Company’s 51-square-mile land package. Targets have been selected on the basis of geology, geophysical surveys, previous drilling results, and a recently completed induced polarization (IP) survey totaling 34 line kilometers. Drilling will include both reverse circulation (RC) and core, with Layne Christensen Company, Chandler, Arizona, providing both drill rigs. Holes will be started using RC and completed with core.

A number of holes will be drilled to test new targets in and around the Yerington pit and in the MacArthur mine areas. At least two holes will test targets outside of known mineralized areas in the north and east parts of the property.

Freeport Nevada has made an accelerated option payment of $1.5 million that SPS is using for the 2017 drilling program. This is in addition to an option payment in December 2016 of $1.25 million by Freeport Nevada to SPS that is being used for property maintenance, G&A and environmental compliance.

Financial results

For the year ended December 31, 2016, the Company incurred a net loss of $1.6 million compared with a net loss of $3.1 million in 2015. Both years are significantly affected by the non-cash fair value calculations on derivative liabilities in addition to the write-down of mineral properties and disposal of assets in 2016.

Excluding non-cash items, general administrative expenses decreased by $0.45 million mainly due to the reduction in personnel costs which were partially offset by higher administration and general office expense due to the expensed insurance premium paid in 2016.

Professional fees decreased as a result of decreased legal fees related to the Stage 2 election under the Option Agreement with Freeport Nevada during 2015. Personnel costs were lower in 2016 due to the management change in the second half of 2015.

Cash and cash equivalents were $5.65 million at December 31, 2016 compared with $4.55 million at December 31, 2015. The Company held investments in Guaranteed Investment Certificates of $1.0 million that are categorized as short-term investments on the balance sheet as of December 31, 2016.

The increase in cash and cash equivalents of $1.14 million was due to net cash used in operations of $1.03 million being more than offset by net cash provided by investing activities of $2.3 million.

Net cash provided by investing activities of $2.34 million consists of option payments $5.075 million received from Freeport Nevada, cash installments of $2.0 million from Freeport-McMoRan Mineral Properties related to a mineral property sale entered into in October 2014, and $1.0 million from the final tranche of the Nieves sale agreement with Blackberry entered into in December 2014. All installments were completed in the fiscal year 2016. Cash provided by investing activities was primarily used in exploration activities of $5.15 million including the Bear deposit drilling program, mineral property maintenance, and general support in Yerington.

About Quaterra

Quaterra (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company currently focused on exploring and advancing its copper properties in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. Its Yerington assets consist of the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the MacArthur oxide and sulfide deposit; the Bear porphyry copper deposit; and several untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district. Quaterra has released NI 43-101-compliant oxide and sulfide resources at both MacArthur and Yerington, and a preliminary economic assessment at MacArthur. Quaterra’s Yerington assets are held in wholly-owned subsidiary SPS.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will receive option payments; that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Yerington assets have the potential to support mining operations. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.